October 31, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Max A. Webb J. Nolan McWilliams

Re:	Remy International, Inc. Registration Statement on Form S-1 (No. 333-173081)

Dear Sirs:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Remy International, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to become effective on Friday, November 2, 2012 at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated. We request that we be notified of such effectiveness by a telephone call to Robert S. Rachofsky of Willkie Farr & Gallagher LLP at (212) 728-8088 and that such effectiveness also be confirmed in writing. Mr. Rachofsky and his colleague, Joshua Halpern, also of Willkie Farr & Gallagher LLP, are each hereby authorized to orally withdraw or modify this request for acceleration.

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Very truly yours,

REMY INTERNATIONAL, INC.

By:	/s/ Fred Knechtel
Name: Fred Knechtel
Title: Senior Vice President, Chief
Financial Officer and Corporate Treasurer

cc:	Robert S. Rachofsky, Willkie Farr & Gallagher LLP